Exhibit 99.1

ASX ANNOUNCEMENT 9 January 2018 Genetic Technologies Regains Nasdaq Listing Compliance Melbourne, Australia, 9 January, 2018: Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”), is pleased to advise that the Company received a notification letter (the "Notice") from the Listing Qualifications Department of The Nasdaq Stock Market on January 8, 2018 notifying the Company that the minimum closing bid price per share was $US1.00 or above for a period of 10 consecutive business days from December 20, 2017 to January 4, 2018, and as a result the Company has regained compliance with Nasdaq Marketplace Listing Rule 5550(a)(2). The Notice confirms that the Nasdaq Listing Rules deficiency notice of July 19, 2017, has been remedied and that the matter is now closed. FOR FURTHER INFORMATION PLEASE CONTACT Mr. Eutillio Buccilli Executive Director & Chief Executive Officer Genetic Technologies Limited + 61 3 8412 7050 Jason Wong (USA) Blueprint Life Science Group + 1 (415) 375 3340, Ext. 4 About Genetic Technologies Limited Genetic Technologies is a molecular diagnostics company that offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer. The Company markets BREVAGenplus, through its U.S. subsidiary Phenogen Sciences Inc., to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, please visit www.brevagenplus.com and www.phenogensciences.com. Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Safe Harbor Statement Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040